Exhibit 5.1

office address	18-20, rue Edward Steichen L-2540 LUXEMBOURG
telephone	+1 212 471 93 38
fax	+352 466 234
internet	loyensloeff.lu

Trinseo S.A.

26-28 rue Edward Steichen

L-2540 Luxembourg

Grand Duchy of Luxembourg

Luxembourg, July 30, 2020

Dear Sirs,

Trinseo S.A. - S-8 Registration Statement

1	Introduction

We have acted as special legal counsel in the Grand Duchy of Luxembourg (Luxembourg) to Trinseo S.A., a Luxembourg public limited liability company (société anonyme) with registered office at 26-28 rue Edward Steichen, L-2540 Luxembourg, Grand Duchy of Luxembourg, and registered with the Luxembourg register for trade and companies (the RCS) under number B153.549 (the Company).

This legal opinion (the Opinion) is issued to you in connection with the form S-8 registration statement (the Registration Statement) being filed with the Securities and Exchange Commission (the Commission) under the United States Securities Act of 1933 (the US Securities Act) for the registration of additional 680,000 additional ordinary shares in the capital of the Company with a nominal value of USD 0.01 each (the Shares) that are proposed to be issued under the Company’s Amended and Restated 2014 Omnibus Incentive Plan approved by the Company’s general meeting of shareholders on 9 June 2020 (the Annual Shareholders General Meeting) and attached as Appendix A to the definitive Proxy Statement and Meeting Notice of the Company filed with the Commission on 27 April 2020 (the Plan).

2	Scope of Inquiry

For the purpose of this Opinion we have examined electronically transmitted copies of the following documents:

(a)

the deed of incorporation of the Company, as drawn up by Maître Carlo Wersandt, notary residing in Luxembourg, acting in replacement of Maître Henri Hellinckx, notary residing in Luxembourg, dated June 3, 2010 (the Deed of Incorporation);

(b)

the consolidated text of the articles of association of the Company, as drawn up by Maître Danielle Kolbach, notary residing in Redange-sur-Attert, dated June 20, 2018, including the authorization given to the Company’s board of directors to (i) increase the issued share capital of the Company and determine the issue of, and terms and conditions of the subscription for, new shares in the Company, as permitted by the Company’s authorized capital and (ii) limit and/or withdraw the preferential subscription rights of the existing shareholders of the company in case of an issuance of new shares, both for a period of five years from June 20, 2018 (the Articles);

All services are provided by Loyens & Loeff Luxembourg S.à r.l., a private limited liability company (société à responsabilité limitée) having its registered office at 18-20, rue Edward Steichen, L-2540 Luxembourg, Luxembourg, registered with the Luxembourg Register of Commerce and Companies Luxembourg (Registre de Commerce et des Sociétés, Luxembourg) under number B 174.248. All its services are governed by its General Terms and Conditions, which include a limitation of liability, the applicability of Luxembourg law and the competence of the Luxembourg courts. These General Terms and Conditions may be consulted via loyensloeff.lu.

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(c)	the resolutions adopted at the annual general meeting of shareholders of the Company adopted on 9 June 2020 (the Shareholders Resolutions), approving, among others, the Plan;
(d)	three sets of resolutions of the board of directors of the Company dated 10 February 2020, 27 March 2020 and 10 June 2020, respectively (the Board Resolutions);
(e)

the minutes of the Conference Call Meeting of the Subcommittees of the Board of Directors of Trinseo S.A. dated 12 April 2020 (the Subcommittees Resolutions and, together with the Shareholders Resolutions and the Board Resolutions, the Resolutions)

(f)	the Plan;
(g)	an excerpt pertaining to the Company delivered by the RCS on the date of this Opinion (the Excerpt); and
(h)

a certificate of absence of judicial decisions (certificats de non-inscription d’une décision judiciaire) pertaining to the Company delivered by the RCS on the date of this Opinion with respect to the situation of the Company one business day prior to the date of this Opinion (the RCS Certificate).

3	Assumptions

We have assumed the following:

(a)	the authenticity of all documents submitted to us as originals and the conformity to the originals of all documents submitted to us as copies;
(b)

all factual matters and statements relied upon or assumed in this Opinion are and were true and complete on the date of execution of any document referred to in this Opinion and the date of this Opinion;

(c)

The Resolutions (a) correctly reflect the resolutions adopted by the board of directors, the general meeting of shareholders or the subcommittees as applicable of the Company, (b) have been validly adopted, with due observance of the Articles and any applicable by-laws and (c) are in full force and effect; and

(d)

the Deed of Incorporation, the Articles, the Resolutions, the Excerpt and the RCS Certificate are true and accurate and in full force and effect and have not been amended, rescinded, revoked or declared null and void.

4	Opinion

Based upon the assumptions made above and subject to the qualifications set out below and any factual matter not disclosed to us, we are of the following opinion:

4.1	The Company is a public limited liability company (société anonyme), duly incorporated and validly existing under Luxembourg law for an unlimited duration.
4.2

The Shares to be issued have been duly authorised under, and pursuant to, the terms of the Articles and the laws of Luxembourg and, when duly subscribed to and fully paid and issued in accordance the Articles and the Plan, will be validly issued and fully paid and non-assessable.

5	Qualification

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This Opinion is subject to the following qualification: our opinion that the Company is validly existing is based on the Articles, the Excerpt and the RCS Certificate (which confirm in particular that no judicial decisions in respect of bankruptcy (faillite), composition with creditors (concordat), suspension of payments (sursis de paiement), controlled management (gestion contrôlée) or the appointment of a temporary administrator (administrateur provisoire) pertaining to the Company have been registered with the RCS). The Articles, the Excerpt and the RCS Certificate are, however, not capable of revealing conclusively whether or not the Company is subject to any bankruptcy (faillite), insolvency, moratorium, controlled management (gestion contrôlée), suspension of payments (sursis de paiement), court ordered liquidation or reorganisation or any similar Luxembourg or foreign proceedings affecting the rights of creditors generally.

6	Miscellaneous
6.1

We express no opinion, nor do we imply any opinion, as to any laws other than Luxembourg laws. This Opinion and all rights, obligations, issues of interpretation and liabilities in relation to it are governed by, and shall be construed in accordance with, Luxembourg law.

6.2

We consent to the filing of this opinion with the Commission as Exhibit to the Registration Statement. In giving this consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 and Section 11 of the US Securities Act or the rules and regulations of the Commission promulgated thereunder.

Yours faithfully,

Loyens & Loeff Luxembourg S.à r.l.

/s/ Frédéric Franckx

Frédéric Franckx

Avocat à la Cour

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